November 14, 2016
VIA EDGAR

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Westport Fuel Systems Inc.
Form 40-F for the Fiscal Year Ended December 31, 2015
Filed March 29, 2016
File No. 001-34152
Dear Mr. James:
On behalf of Westport Fuel Systems Inc., an Alberta, Canada corporation (the “Company” or “Westport”), please find below our responses to the comment letter sent to Ms. Nancy Gougarty, the Chief Executive Officer of Westport, dated November 1, 2016, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Form 40-F (the “Form 40-F”).
Where indicated below, revisions have been included in Amendment No. 1 (the “Amendment”) to the Form 40-F, which is being filed with the Commission via EDGAR simultaneously with this response.
The numbered paragraphs below set forth the Staff’s comments in bold together with our responses.
Form 40-F for the Fiscal Year ended December 31, 2015
General

1.
You state on page 18 of the prospectus supplement filed June 1, 2016 that some of your foreign subsidiaries, joint ventures or future acquisitions may sell your products to customers in countries that may be subject to sanctions and embargoes. You state on page 14 of Exhibit 99.1 to the 40-F that you design, manufacture and sell components and systems to OEMs including Volkswagen. We are aware of publicly available information indicating that Volkswagen vehicles are sold and serviced in Sudan and Syria.

Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.
Response:
Westport is aware that Sudan and Syria (the “Sanctioned Jurisdictions”) are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S economic sanctions and export controls. Westport confirms that Westport and its subsidiaries have not made any direct sales or known indirect sales to the Sanctioned Jurisdictions.
Westport does not have any subsidiaries, offices, facilities, employees, assets or operations located in, nor any revenue or liabilities associated with, the Sanctioned Jurisdictions. Westport and its subsidiaries have not provided any services, products, information or technology to the Sanctioned Jurisdictions, directly, or, to the best of Westport’s knowledge after making appropriate internal inquiries, indirectly, and do not have any agreements, commercial arrangements, or other contacts with the governments of the Sanctioned Jurisdictions or other entities such Sanctioned Jurisdictions control, nor does Westport or its subsidiaries have any existing plans for such contacts.
Westport is a global provider of natural gas and propane engines, fuel systems and components through its partnerships and direct sales efforts. Westport sells its components and systems to OEM customers, including Volkswagen. Westport has no reason to believe that such customers are exporting vehicles containing Westport’s components or systems to the Sanctioned Jurisdictions in violation of U.S. laws.
Westport is committed to complying with all applicable U.S. economic sanctions and export controls, including those applicable to the Sanctioned Jurisdictions.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:
Westport does not believe that the matters raised by the Staff’s letter relating to contacts in the Sanctioned Jurisdictions pose a material investment risk to Westport’s security holders.

Exhibit 99.2
Note 4. Business Combinations
(b) Acquisition of BAF Technologies, Inc., page 18

3.
We note from page 19 that the fair market valuation of assets acquired and liabilities assumed in your acquisition of BAF Technologies, Inc. was based on the results of a valuation report issued by a third-party valuation firm. We also note your response to comment 3 in our letter dated September 3, 2015. Please revise future filings to clarify the nature and extent of the third party valuation firm’s involvement and management’s reliance on the work of the valuation firm. Refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:
The Company acknowledges the Staff’s comment and will revise future filings to clarify the nature and extent of the third party valuation firm’s involvement and management’s reliance on the work of the valuation firm.
Note 7. Long-term investments, page 21

4.
Given the significance of your investment in Cummins Westport Inc. for the year ended December 31, 2015, please explain to us your decision not to include separate financial statements of the investee in this filing.

Response:
The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act (the “MJDS”). The MJDS allows eligible Canadian issuers to comply with U.S. continuous reporting requirements by filing their Canadian disclosure documents with the SEC. The Company respectfully advises the Staff that there is no Canadian disclosure requirement to file separate financial statements of investments that are considered significant.
In addition, the Company undertook an evaluation as to the significance of its equity method investees in order to determine if separate financial statements pursuant to Rule 3-09 of Regulation S-X would be required if the Company was not filing pursuant to the MJDS. The Company determined that each investee failed both the first and third significant subsidiary tests described in Rule 1-02(w) of Regulation S-X for all financial statement periods presented in the Form 40-F (substituting 20% for 10%). The last period in which Cummins Westport Inc. was considered significant under Rule 3-09 of Regulation S-X was for the year ended December 31, 2011.
As a result of being an MJDS filer, the Company has concluded that it is not required to file the financial statements of significant equity method investees and, in consideration of the decreasing materiality of Cummins Westport Inc. to the consolidated results of the Company since 2011, has concluded that the separate financial statements of Cummins Westport Inc. are not necessary to reasonably inform investors about their interest in the equity method investee.

Note 19. Income Taxes, page 39

5.
We note your disclosure that you have not recognized a deferred tax liability related to undistributed earnings of certain foreign subsidiaries that are permanent in duration. We also note your response to comment 5 in our letter dated September 3, 2015. Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered to be permanent in duration and provide the disclosures required by ASC 740-30-50-2 in future filings.

Response:
The Company respectfully advises the Staff that the amount of undistributed earnings in foreign subsidiaries that are permanent in duration is approximately $3.1 million.  The related unrecognized deferred tax liability relating to these earnings is approximately $110,000 which was considered immaterial for the year ended December 31, 2015. The Company acknowledges the Staff’s comment and will provide the disclosures required by ASC 740-30-50-2 in future filings if the amounts are determined to be material to the users of the financial statements.

Exhibit 99.3
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Disclosure Controls and Procedures, page 26

6.
We note that as of the end of the period you evaluated the effectiveness of your disclosure controls and procedures but you have not disclosed management’s conclusion regarding the effectiveness of your disclosure controls and procedures. Please amend your filing to disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2015. Refer to Item B(6)(b) of Form 40-F.

Response:
The Form 40-F has been amended to reflect the Staff’s comment. Please see page [28] of Exhibit 99.3 to the Amendment.
Non-GAAP Measures
Adjusted EBITDA, page 30

7.
We note the significance of your adjustment for “Non-cash and other unusual adjustments” for the quarters ended December 31, 2014 and September 30, 2015, respectively. Please revise future filings to individually quantify any significant adjustments included in this line item. Additionally please tell us how you considered Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, in characterizing these adjustments as unusual.

Response:
The Company respectfully acknowledges the Staff’s comment and will individually quantify significant adjustments for “Non-cash and other unusual adjustments” in future filings.

The Company has reviewed its adjustments for “Non-cash and other unusual adjustments” for the quarters ended December 31, 2014 and September 30, 2015 and Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. The Company determined that it was appropriate to characterize provision for inventory purchase commitments, intangible impairment, goodwill impairment, inventory obsolescence charges and one-time costs related to the proposed merger between the Company and Fuel Systems Solutions, Inc. as adjustments to the Company’s non-GAAP EBITDA measure to assist the reader in understanding how management reviews operational progress of Westport’s business units. While typically these items are characterized as unusual because (i) there were no similar expenses within the two years prior to the end of such respective quarterly periods and (ii) such expenses are not reasonably likely to recur within two years from the end of such respective quarterly periods, there are certain instances, such as goodwill impairment, where this is not the case. As a result, the Company will revise future filings to provide additional detail regarding these adjustments and remove the word “unusual” when describing them.
Thank you for your consideration. Should you have any questions about the foregoing, please do not hesitate to contact me at 604-718-8383.
Sincerely,

/s/ Jim MacCallum

Jim MacCallum
VP, Corporate Controller

cc:	Via E-mail
Nancy Gougarty (Westport Fuel Systems Inc.)
Matthew J. Guercio (Willkie Farr & Gallagher LLP)
Bruce A. Hibbard (Bennett Jones LLP)